

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 20, 2016

Via E-mail
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

> **Re:** **Bare Metal Standard, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 07, 2016**
> **File No. 333-210321**

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments.

General

1. Throughout your registration statement, you disclose that you have generated no revenues to date. Response number 12 in your correspondence filed with the Commission on October 7, 2016 in response to comment 12 of our letter dated September 30, 2016, however, acknowledges that you have developed franchises. Additionally, your website states that you have established at least 10 franchises and that you have an Initial Franchise Setup fee of $48,000. Please explain to us how you have established your existing franchises with an initial franchise setup fee but that you have generated no revenues to date.

Summary, page 5

2. We note the disclosure that you will sell units at a fixed price of $.50 per unit until the securities are quoted for trading on the OTC Bulletin Board, or on a recognizable market or exchange, and thereafter at prevailing market prices or privately negotiated prices. Please revise to state that you will sell these securities at this fixed price for the duration of the offering. Please revise similar statements elsewhere in the prospectus.

Current Status of the Company, page 6

3. Please update the last paragraph to provide that you will offer units at a fixed price of $0.50 per unit for the duration of the offering.

The Offering, page 7

4. Here and elsewhere throughout your registration statement, please update your common stock outstanding after the offering to account for the private placement of 240,000 shares of common stock to 15 investors. Please revise the number of holders of common stock on page 30 as well.

Use of proceeds, page 17

5. Please revise your table to ensure that expected use of proceeds equals the proceeds received by you at each funding level. In this regard, we note that expected proceeds at the 33% funding level are $990,000 but you only disclose where $785,000 will be used. Please note this comment applies to all funding levels you disclose.

Determination of Offering Price, page 17

6. In the second sentence of the second full paragraph, you disclose that your officers and directors paid $10,000 each for their shares of common stock. The sentence immediately following provides, however, that the officers' and directors' investment totaled only $20,000. Please reconcile.

Interest of Named Experts and Counsel, page 18

7. You disclose that you issued to Mr. Shinderman shares of your common stock that you value at $10,000. Please remove the statement "none of [the named experts or counsel] will receive a direct or indirect interest in the Company."

Dilution, page 19

8. Please supplementally explain to us how you determined the net tangible book value per share prior to the offering, pro forma net tangible book value per share after the offering, dilution to investors and the dilution as a percentage of the offering price.

Information with Respect to the Registrant Description of Business, page 20

9. Please reconcile your disclosure here and elsewhere which states that you were founded in 2015 with disclosure on the Bare Metal Standard website which states that you are celebrating over 50 years of kitchen exhaust cleaning excellence.

10. We note your response to comment 12 of our letter dated September 30, 2016, and we reissue the comment in part. Please update your Business and Plan of Operations sections to expand upon your current franchise operations. For instance, please disclose these franchises' state of development, such as whether these franchises have begun operations, whether they have begun purchasing service equipment from you as disclosed on page 6 and when you anticipate receiving remuneration from them. See Item 101(h)(4) of Regulation S-K.

11. We note your response to comment 12 of our letter dated September 30, 2016, and we reissue the comment in part. Based upon your website listing these franchises, their use of your name and registered mark, their use of Bare Metal Standards email addresses and similar website addresses and holding themselves out as conducting Bare Metal Standards' business, it is plainly obvious that you have some form of agreements with the franchisees. Please disclose the material terms of the franchise agreements and file them as exhibits. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. See Items 101(h)(4) and Item 601(b)(10 of Regulation S-K and Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations for further guidance.

12. You disclose that upon completion of this offering, you intend to purchase from Taylor Brothers their existing franchise agreements with franchisees. Please expand upon the existing franchise operations that exist under the Taylor Brothers' business. For instance, please discuss their state of development, their geographic scope and whether the franchisees have agreed to an assignment or assumption to Bare Metal Standards of Taylor Brothers' rights under their existing agreements.

13. Please explain the apparent contradiction between your web site, which states that Taylor Brothers became the first BARE METAL STANDARD® kitchen exhaust cleaning service franchisee as business expanded from Idaho to Utah and the disclosure in the prospectus which suggests that there will be no overlap between your business and that of Taylor Brothers. In particular, we note the disclosure that that there is no chance of Taylor Brothers competing with Bare Metal Standard's potential franchisees. Please fully explain the relationship between Taylor Brothers, Inc. and your company.

14. Please explain more fully the concept of required service resulting in recurring revenue.

Plan of Operations, page 22

15. You disclose in the last paragraph on page 20 that you intend upon completion of this offering to purchase from Taylor Brothers the franchise agreements of the current Taylor Brothers franchisees. Please update your use of proceeds to account for these purchases.

Number of Employees, page 26

16. You disclose on your website additional employees, such as Franchise Development
Director Jeff Stanley. Please reconcile your disclosure in this section with the disclosure
on your website.

Plan of Distribution, page 29

17. Please update throughout your Plan of Distribution to remove references to registering
12,000,000 shares of common stock for sale at the price of $0.50 per share and update to
include reference to registering 6,000,000 units each consisting of one share of common
stock, one warrant and one share of common stock underlying the warrant.

Recent Sales of Unregistered Securities, page 31

18. You state here that you issued 10,000,000 shares each to James Bedal, Mike Taylor and
Jeffery Taylor in exchange for services. Please reconcile this disclosure with disclosure
on page 17 that your officers and directors paid $10,000 each for their shares of common
stock. We also note the inconsistent disclosure that their total combined investment was
$20,000 and the reference to their securities as units and common stock.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the
financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202)
551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Thomas C. Cook, Esq.